FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 4, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

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Press Release dated June 3, 2003 titled “Telecom Argentina STET-France Telecom S.A. and its Subsidiary, Telecom Personal S.A., Announce the Expiration of their Respective Cash Tender Offers for a Portion of their Financial Debt Instruments.

FOR IMMEDIATE RELEASE

Market Cap: Pesos 3.4 billion

June 3, 2003

Contacts:

Pedro Insussarry

Pablo Caride

Telecom Argentina

(54-11) 4968-3627/3626

TELECOM ARGENTINA STET-FRANCE TELECOM S.A. AND ITS

SUBSIDIARY, TELECOM PERSONAL S. A., ANNOUNCE THE

EXPIRATION OF THEIR RESPECTIVE CASH TENDER OFFERS FOR A

PORTION OF THEIR FINANCIAL DEBT INSTRUMENTS

Buenos Aires, June 3, 2003—Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina”) and its subsidiary Telecom Personal S.A. (“Telecom Personal” and together with Telecom Argentina, the “Companies”), announced that on June 2, 2003, at 4:00 p.m. New York City time, 5:00 p.m. Buenos Aires time (the “Expiration Date”) their respective cash tender offers for a portion of their debt instruments which commenced on Wednesday, April 16, 2003, as amended and extended on Friday, May 16, 2003, expired.

The Companies are still in the process of verifying the aggregate principal amount of debt instruments tendered. According to preliminary calculations, as of the Expiration Date approximately US$290 million aggregate principal amount of debt instruments had been validly tendered and not properly withdrawn pursuant to the tender offers. Approximately US$210 million and US$80 million aggregate principal amount of debt instruments had been validly tendered pursuant to Telecom Argentina’s and Telecom Personal’s tender offers, respectively.

Telecom Argentina and Telecom Personal will announce the respective amounts of debt instruments accepted for purchase and the purchase price for each tender offer on June 5, 2003. The Companies expect that tendering holders will receive their respective payments on or before June 9, 2003.

The Companies have also announced that on June 2, 2003 they have made interest payments on their respective financial debt obligations at the contractual rates, without giving effect to penalties or default rates, for the period through and including June 24, 2002. The Companies have also made partial interest payments equivalent to 30% of the contractual rates, without giving effect to penalties or default rates, on their respective financial debt obligations for the period from June 25, 2002 through December 31, 2002. As described above, Telecom Argentina and Telecom Personal paid a total of US$96 million and US$11 million, respectively, of accrued interest. These interest payments have been paid on all financial debt obligations, irrespective of noteholders’ or creditors’ participation in the tender offers.

Publicom S.A. announced that on June 2, 2003, at 4:00 p.m. New York City time, 5:00 p.m. Buenos Aires time, its cash tender offer for a portion of its outstanding debt expired. As of such date, approximately US$3.7 million aggregate principal amount of debt instruments had been validly tendered and not properly withdrawn pursuant to Publicom’s tender offer. Publicom will announce the amounts of debt instruments accepted for purchase and the purchase price for such debt instruments on June 5, 2003. Publicom expects that tendering holders will receive their payments on or before June 9, 2003.

The tender offers and the interest payments are the first steps of the Companies’ plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations.

Morgan Stanley & Co. Incorporated and MBA Banco de Inversiones S.A. acted as dealer managers for the tender offers. MBA Banco de Inversiones S.A. acted as dealer manager in Argentina only.

This announcement and the cash tender offers which are the subject hereof have not been made in any jurisdiction in which, or to any person to whom, it is unlawful to make such announcement and /or cash tender offers under applicable securities laws. This announcement shall not under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof, or that there has been no change in the information set forth herein or in the affairs of the Companies or any of their affiliates since the date hereof.

For information relating to the tender offers contact:

Information Agent in the U.S. and Argentina

Georgeson Shareholder Communications Inc.

Banks and Brokers: (1-212) 440-9800 U.S. Toll Free: (866) 216-0459

For Argentine Holders: please dial 0800-555-4288, 0800-222-1288 or

0800-288-5288 followed by the U.S. Toll Free (866) 216-0459

Information Agent in Europe

GSC Proxitalia S.p.A.

(39) 06 4217-1777

Toll Free in Italy: (800) 18 99 23

www.gscproxitalia.com

You may also contact:

Telecom Argentina and Telecom Personal

Pedro Insussarry

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Mariela Teló

Moira Colombo

(54-11) 4968-3743

(54-11) 4968-3627

(54-11) 4968-3628

Morgan Stanley & Co. Incorporated

Heather Hammond

(1-800) 624-1808 (domestic U.S.)

(1-212) 761-1893 (international callers call collect)

MBA Banco de Inversiones

Diego Steverlynck

(54-11) 4319-5865

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Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. Telecom Argentina commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (aprox. 68% of capital stock) is owned in equal parts by the Groups Telecom Italia and France Telecom. Additionally, the capital stock of Nortel is comprised of preferred shares that are in hands of minority shareholders.

On March 31, 2003, Telecom had 984,380,978 shares outstanding.

*********

Disclaimer    This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina’s convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions

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to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

*******

Carlos Felices

C.E.O.

*******

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: June 4, 2003	By: /s/ CHRISTIAN CHAUVIN
Name: Christian Chauvin
Title: Vice-President